

05036098

TED STATES
EXCHANGE COMMISSION
ton, D.C. 20549

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AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2005

SEC FILE NUMBER
8-44713

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2004____ AND ENDING____12/31/2004____
               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SAMCO Financial Services, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3225 N. Central Ave., Suite 102

(No. and Street)

Phoenix	Arizona	85012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
S. Jim Allen Jr.   (602)230-0482

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Siedman, LLP

(Name – if individual, state last, first, middle name)

700 N. Pearl Street, Suite 2000	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 11 2005
THOMSON

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

Stanley J. Allen Jr. , swear (or affirm) that, to the best of

owledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SAMCO Financial Services, Inc. , as

February 22 , 20 05 , are true and correct. I further swear (or affirm) that

.ther the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account assified solely as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Rachel Cheek
Expires March 23, 2008

_____
Signature

Chief Executive Officer
Title

Rachel Cheek
Notary Public

his report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ⎵ (d) Statement of Changes in Financial Condition.
- ⎵ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ⎵ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SAMCO Financial Services, Inc.

Contents



BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Auditors' Report

Stockholder and Board of Directors
SAMCO Financial Services, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of SAMCO Financial Services, Inc. (the Company), a wholly owned subsidiary of SAI Holdings, Inc., as of December 31, 2004, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SAMCO Financial Services, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
February 9, 2005

2

SAMCO Financial Services, Inc.
Statement of Financial Condition
December 31, 2004

Assets:

Cash and cash equivalents	$ 355,155
Deposit with clearing broker – related party	68,048
Due from parent	300,000
Due from clearing broker – related party	23,223
Prepaid expenses	52,346
Investments, at market	26,634
Fixed assets, net of accumulated depreciation of $277,233	15,851
Other assets	16,799
Total assets	**$ 858,056**

Liabilities:

Commissions payable	$ 157,121
Accounts payable	13,285
Due to affiliates	39,324
Total liabilities	**209,730**

Stockholder's Equity:

Common stock, no par value, 10,000 shares authorized, 100 issued and outstanding	136,000
Additional paid-in capital	496,804
Retained earnings	15,522
Total stockholder's equity	**648,326**
Total liabilities and stockholder's equity	**$ 858,056**

See accompanying notes to financial statements.

3

SAMCO Financial Services, Inc.
Statement of Income
Year Ended December 31, 2004

Revenues:

Commissions, net	$ 1,947,191
Interest	329,958
Trading income	182,362
Other	100,563
Total revenues	2,560,074

Expenses:

Employee compensation and benefits	489,946
Clearing and exchange fees (including $400,093 to related party)	475,022
General and administrative	384,765
Occupancy and depreciation	117,977
Communications	63,520
Total expenses	1,531,230
Income before taxes	1,028,844
Income taxes	64,841
Net income	$ 964,003

See accompanying notes to financial statements.

4

SAMCO Financial Services, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance at December 31, 2003	$ 136,000	$ 939,223	$ (890,900)	$ 184,323
Dividend to parent	-	(442,419)	(57,581)	(500,000)
Net income	-	-	964,003	964,003
Balance at December 31, 2004	$ 136,000	$ 496,804	$ 15,522	$ 648,326

See accompanying notes to financial statements.

5

SAMCO Financial Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2004

Increase (decrease) in cash and cash equivalents

ash flows from operating activities:	
Net income	$ 964,003
Depreciation	3,016
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Due from clearing broker – related party	17,398
Prepaid expenses	(11,511)
Investments	(10,393)
Commissions payable	(197,946)
Accounts payable	(4,704)
Due to affiliates	15,550
Net cash provided by operating activities	775,413
Net cash used by investing activities -	
Purchases of furniture and equipment	(18,268)
Cash flows from financing activities:	
Advances to parent	(300,000)
Dividends paid	(500,000)
Net cash used in financing activities	(800,000)
Net change in cash and cash equivalents	(42,855)
Cash and cash equivalents at beginning of year	398,010
Cash and cash equivalents at end of year	$ 355,155

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

SAMCO Financial Services, Inc. (SAMCO or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is an Arizona corporation that is a wholly owned subsidiary of SAI Holdings, Inc. (Parent), which is a wholly owned subsidiary of Penson Worldwide, Inc. (PWI).

During the year, the Company was engaged primarily as a full service retail broker providing retail equity, bond, insurance, and mutual fund products and advisory services.

The Company introduces its customers on a fully disclosed basis and clears all of its transactions through Penson Financial Services, Inc. (PFSI), which is affiliated with the Company by way of common ownership. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Proprietary security transactions are recorded on a trade-date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are recorded in net trading income on the statement of income.

Securities traded on a national exchange (including Nasdaq Stock Market, Inc.) are valued at the last sales price. Securities for which over-the-counter market quotations are available are valued at the average of the last bid/asked price. Securities not readily marketable are valued at fair value as determined by the Board of Directors.

Cash and Cash Equivalents - The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Commissions, net - Commissions and clearing fees are recorded on a settlement date basis as securities transactions occur. Commission fees are recorded net of commissions paid to other broker-dealers or individuals.

Income Tax - The Company is included in the consolidated federal and state tax returns filed by PWI. The Company calculates its tax liability on a stand-alone basis and remits payment to PWI. PWI is obligated to pay the tax liability for the consolidated entity.

Fixed Assets - Fixed assets consist of furniture and equipment that is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years. Depreciation expense for the year ended December 31, 2004 totaled $ 3,016.

Comprehensive Income – Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability adjustments among other things. The Company did not have components of other comprehensive income during the year. As a result, comprehensive income is the same as the reported net income for the year ended December 31, 2004.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

Securities owned consists primarily of a publicly traded, equity investment made in Nasdaq Stock Market, Inc. (NASDAQ). The NASDAQ shares were purchased pursuant to NASD requirements applicable to all NASD registered broker-dealers. The Company carries the investment at its fair value.

NOTE 4 - PREPAID EXPENSES

Prepaid expenses are registration fees paid to the NASD to register the Company and certain representatives in each state that the Company operates in for 2004.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties, including customers, with whom it conducts business.

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES

The Company settles transactions with PFSI for its investment activities. The clearing and depository operations for the Company's investment activities are performed pursuant to agreements with these clearing brokers. Due from clearing brokers represents commissions earned from securities transactions that have not yet been paid by the clearing brokers. The Company is subject to credit risk to the extent the brokers with which the Company conducts business are unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The Company monitors the financial condition of the brokers with which the Company conducts business and believes the likelihood of loss under those circumstances is remote.

During the year ended December 31, 2004, clearing fees paid to PFSI totaled $400,093. These amounts are included in clearing and exchange fees on the statement of operations.

Due from parent represents $300,000 advanced to parent during 2004.

Due from related party totaling $23,223 of commissions receivable from PFSI.

The Deposit with Clearing Broker is an amount maintained by the Company with PFSI in accordance with a correspondent clearing agreement.

NOTE 7 - INCOME TAXES

The Company calculates its tax liability on a stand-alone basis and remits payments, if required, to PWI which is obligated to pay the tax liability for the consolidated entity. During 2004, the company earned through its book net operating loss carryforward and began to record a book tax provision on operating income after that point. Approximately $164,410 of operating earnings were in excess of the operating loss carryforward. Income taxes consisted of $51,608 and $13,233 for federal and state income taxes, respectively.

NOTE 8 - PROFIT SHARING PLAN

The Company sponsors a defined contribution 401(k) profit sharing plan (the Plan) that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. During 2004, the Company contributed approximately $14,334 to the Plan.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Leases - The Company has an operating lease agreement for office space. A schedule of future minimum lease payments required under this agreement is as follows:

Year ending December 31,	Amount
2005	$ 66,294
2006	70,571
Total	$ 136,865

For the year ended December 31, 2004, the Company paid rent totaling $106,941.

Commitment to Clearing Brokers - In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Required for Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. In this regard, the Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. As of December 31, 2004, there were no amounts to be indemnified to the clearing brokers for these accounts.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $260,479 which was $210,479 in excess of its required net capital of $50,000. The Company handled no customer securities or accounts during the year ended December 31, 2004, and accordingly is not subject to the requirements under SEC rule 15c3-3. The Company's net capital ratio was 1 to 3.1.

The Company's Board of Directors approved $500,000 in dividends that were paid during the year ended December 31, 2004. This amount was within the limits set by the SEC for distributions to shareholders.

NOTE 11 – OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business. Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

SUPPLEMENTARY INFORMATION

SAMCO Financial Services, Inc.
Schedule I –Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

Net Capital:
Total stockholder's equity... $ 648,326

Deductions and/or Charges:
Prepaid expenses 52,346
Due from parent 300,000
Fixed assets.. 15,851
Other assets.. 16,799
Total deductions and/or charges.. 384,996

Net capital before haircut on securities positions (tentative net capital).. 263,330

Haircuts on securities:
Equities .... (2,851)

Net capital .... $ 260,479

Computation of Basic Net Capital Requirement:
Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness)....................... $ 13,982

Minimum dollar net capital requirement of reporting broker-dealer... $ 50,000

Net capital requirement (greater of above two minimum requirement amounts) .... $ 50,000

Net capital in excess of required minimum.. $ 210,479

Aggregate indebtedness .... $ 209,730

Ratio of aggregate indebtedness to net capital .... .32 to 1

Statement Pursuant to Rule 17a-5(d)(4)
A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.


Independent Auditors' Report on Internal Control Required by Securities Exchange Commission Rule 17a-5

Stockholder and Board of Directors
SAMCO Financial Services, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of SAMCO Financial Services, Inc. (the Company) (a wholly owned subsidiary of SAI Holdings, Inc.) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



BDO Seidman, LLP
Accountants and Consultants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
February 9, 2005

14



BDO Seidman, LLP
Accountants and Consultants